Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF CHANGE OF REGISTERED AGENT

AND/OR REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.	The name of the corporation is BurgerFi International, Inc..

2.

The Registered Office of the corporation in the State of Delaware is changed to 3411 Silverside Road Tatnall Building #104 (street), in the City of Wilmington, County of New Castle Zip Code 19810 . The name of the Registered Agent at such address upon whom process against this Corporation may be served is Corporate Creations Network Inc..

3.	The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By:	/s/ Stefan K. Schnopp
Authorized Officer
Stefan K. Schnopp, Chief Legal Officer and Corporate Secretary